INVESTMENT MANAGEMENT

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VOYA®

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

September 17, 2021

VIA EDGAR

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Voya Equity Trust

SEC File Nos. 333-56881; 811-08817

Voya Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Dear Mr. Scott:

This letter responds to comments provided to Paul Caldarelli, Gizachew Wubishet, Angela Gomez, and Anna Jagiello on September 7, 2021, by the Staff of the U.S. Securities and Exchange Commission (the "Staff") for Post- Effective Amendment Nos. 172 and 99 (the "Amendments") to the Registration Statements of Voya Equity Trust and Voya Separate Portfolios Trust, respectively, (each a "Registrant" and together the "Registrants"). The Amendments were filed on July 23, 2021 on Form N-1A for the Registrants. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.Comment: The Staff noted that material portions of the filings are incomplete (e.g., fee table information and portfolio turnover rates) and this does not allow for the Staff to provide any comments to these sections. Please provide the Staff with the missing disclosure five (5) business days prior to filing the post-effective amendments.

Response: It is the Registrants' understanding that it is general industry practice to file Rule 485(a) filings with this information incomplete as it is generally not available at the time of filing. The Registrants respectfully decline to provide the completed information prior to filing a post-effective amendment under Rule 485(b), but confirm that these will be completed before the filings go effective.

2.Comment: The Staff requested that, if the portfolio turnover rate for any fund exceeds 100%, the Registrants should include a frequent trading risk in the "Principal Risks" section, to the extent that it is applicable.

Response: The Registrants appreciate the Staff's comment; however, the Registrants believe that any risks related to Portfolio Turnover are explained in Items 3 and 16(e) of Form N-1A and no additional risk needs to be included in the "Principal Risks" section.

Mr. Patrick Scott

U.S. Securities and Exchange Commission

September 17, 2021

Page | 2

PROSPECTUS

FEES AND EXPENSES OF THE FUNDS

3.Comment: With respect to the footnote "Expense information has been restated to reflect current contractual rates" under the "Annual Fund Operating Expenses" table for each applicable fund, the Staff requested that the Registrants revise the footnote to provide a brief, but more precise, disclosure as to what has changed.

Response: The Registrants respectfully decline to revise the footnote as requested. The Registrants submit that Item 3, Instruction 3(d)(ii)(B), instructs to include a footnote to the "Annual Fund Operating Expenses Table" stating the expense information in the table has been restated to reflect current fees if there have been any changes in the operating expenses that would materially affect the information disclosed in the table; however, the instruction does not require specific details be provided in the disclosure.

PRINCIPAL INVESTMENT STRATEGIES

Voya Equity Trust

4.Comment: For each fund that has added the consideration of environmental, social, or governance ("ESG") factors to its principal investment strategy, please confirm that this is, in fact, a principal investment strategy of the respective fund. If it is not considered a principal investment strategy, please move the disclosure to Item 9 of the funds' respective registration statement. If the ESG factors are considered a principal investment strategy, then please include a corollary risk in each applicable fund's "Principal Risks" section.

Response: The Registrant confirms that the addition of ESG factors is a principal investment strategy for each fund and will add a corollary risk to the disclosure for each applicable fund.

5.Comment: A portion of the newly added ESG language added to certain funds principal investment strategies reads "[t]he Sub-Adviser intends to rely primarily on factors identified through its proprietary empirical research as material to a particular company [or the industry in which it operates] and on third- party evaluations of a company's ESG standing." Please confirm that this disclosure is appropriate as the criteria used by third-party evaluations can differ significantly.

Response: The Registrant so confirms and believes the disclosure is appropriate as written.

6.Comment: Please disclose, in an appropriate place and manner, how each respective fund intends to approach relevant ESG proxy issues for each of their portfolio companies. Alternatively, if Voya believes the disclosure is not required, please explain why such disclosure is not required.

Response: The Registrant appreciates the Staff's comment; however, the Registrant believes that procedures governing the approach to ESG proxy issues are sufficiently covered in Voya's Proxy Voting

Procedures and Guidelines which are filed with each registration statement and that additional disclosure is not necessary.

7.Comment: With respect to Voya Mid Cap Research Enhanced Index Fund, because this is an index fund, please explain supplementally how the newly added ESG strategy does not and will not interfere with the fund's ability to track the index. Alternatively, if Voya decides that the ESG consideration is not a principal investment strategy, then responding to this comment is optional.

Mr. Patrick Scott

U.S. Securities and Exchange Commission

September 17, 2021

Page | 3

Response: Unlike a traditional index fund, the fund does not seek to replicate an index. The fund is actively managed and the sub-adviser attempts to achieve the fund's objective by overweighting those stocks that the sub-adviser believes will outperform the Index, and underweighting (or avoiding altogether) those stocks in the index that the sub-adviser believes will underperform the index. The fund uses an "enhanced index" approach which seeks to keep low tracking error (or active risk) relative to its benchmark. An analysis of ESG factors will be a consideration in the sub-adviser's evaluation of a potential investment.

8.Comment: With respect to each fund that may invest in foreign investments, including developing and emerging markets, in each applicable fund's principal investment strategy, please define what constitutes a developing and emerging market without significantly altering the fund's disclosure. Please further explain herein Voya's basis for the definition.

Response: Each applicable fund will add the following disclosure to its "Principal Investment

Strategies" section: "Countries with developing and emerging markets include most countries in the world except Australia, Canada, Japan, New Zealand, Hong Kong, the United Kingdom, the United States, and most of the countries of western Europe." The Registrant believes this is a commonly accepted definition of what constitutes developing and emerging market countries.

PRINCIPAL RISKS

9.Comment: With respect to the principal risk "Interest Rate," the risk reads "[t]he higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk." Please revise the disclosure where duration is used to, parenthetically, or in a short sentence following, explain the meaning of duration.

Response: The Registrant has revised the disclosure as requested.

KEY FUND INFORMATION

10.Comment: The paragraph following the sub-heading "Fund Diversification" states that "[e]ach Fund is diversified, as such term is defined in the Investment Company Act of 1940 as amended, and the rules, regulations, and applicable exemptive orders thereunder ("1940 Act")." The same reference to "applicable exemptive orders thereunder" is also included in the "Principal Investments Strategies" for some of the funds. The Staff requested the Registrants clarify that this statement references Voya's exemptive orders and not exemptive orders in general.

Response: The Registrant believes that the current disclosure is better left as drafted because, in some instances, a fund may invest in an underlying fund in reliance upon an exemptive order that has been obtained by the underlying fund and not by Voya.

MORE INFORMATION ABOUT THE FUNDS

11.Comment: With respect to the risk "Investment by Other Funds," the disclosure reads "[s]o long as a fund accepts investments by other investment companies, it will not purchase securities of other investment companies, except to the extent permitted by the 1940 Act or under the terms of an exemptive order granted by the SEC." Please include adjacent narrative disclosure explaining what is permitted under the act with any exemptive relief to such policies.

Response: The Registrants appreciate the Staff's comment but believe the language is adequate and accurate as written.

Mr. Patrick Scott

U.S. Securities and Exchange Commission

September 17, 2021

Page | 4

STATEMENT OF ADDITIONAL INFORMATION

12.Comment: With respect to the section entitled "Temporary Defensive Strategies," the Staff requested that the Registrants confirm that this disclosure is true for all funds given the earlier disclosure that the funds may not deviate from their index strategy even for temporary defensive positions.

Response: The Registrants so confirm.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650 or Gizachew Wubishet at 480.477.2339.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel Mutual Fund Legal Department Voya Investment Management

Attachment

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP